For immediate release

Possible Purchase of Minority Shareholdings in Arcelor Brasil S.A. and Acesita S.A., Arcelor’s two Brazilian Subsidiaries

11th July 2006 – Rotterdam – In its Information Document dated May 16, 2006 relating to its offer for Arcelor S.A. (“Arcelor”) securities (the “Offer”) in Belgium, France and Luxembourg and May 22, 2006 relating to the Offer in Spain, as supplemented on May 31 and July 4, Mittal Steel Company N.V. (“Mittal Steel”) indicated that if the Offer were successful, it would be required to make a tender offer for the purchase of outstanding minority shareholdings in Arcelor’s two Brazilian subsidiaries, Acesita S.A. and Arcelor Brasil S.A. Based on further analysis, however, in light of the terms of the improved Offer announced on June 25, 2006 and the governance provisions of the Memorandum of Understanding entered into between Arcelor, Mittal Steel and Mittal Steel’s controlling shareholder on the same day, Mittal Steel now believes that, while there can be no assurance, such a requirement would no longer apply. Arcelor and Mittal Steel issued a joint public statement to this effect in Brazil on July 5, 2006.

Arcelor Brasil S.A. and Acesita S.A. are listed on the Bolsa de Valores de São Paulo (BOVESPA). Arcelor holds approximately 66% of the outstanding voting stock of Arcelor Brasil S.A. and approximately 56% of the share capital (consisting of voting common shares and non-voting preferred shares) and approximately 91% of the voting stock in Acesita S.A.

Article 254-A of the Brazilian corporation law requires that, in the event of a direct or indirect acquisition of control of a company listed in Brazil, the acquiror must make an offer for all voting shares not already controlled.

While there can be no assurance that its position will ultimately prevail, Mittal Steel believes that consummation of the Offer (and of the other transactions contemplated by the Memorandum of Understanding) would not result in the direct or indirect acquisition of control of Arcelor Brasil or Acesita for purposes of Article 254-A. The definition of controlling shareholder for purposes of Brazilian corporate law and Article 254-A requires that a single shareholder (or a group of related shareholders) hold (1) more than 50% of the voting shares of an entity, and (2) the power to elect or designate a majority of the board of directors of an entity. While the matter is not free from doubt, Mittal Steel believes that both criteria must be satisfied in order to find that there would be a controlling shareholder and a resulting change of control following consummation of the revised Offer (and of the other transactions contemplated by the Memorandum of Understanding). Pursuant to the Memorandum of Understanding, neither the current Controlling Shareholder of Mittal Steel nor any other prospective shareholder of Mittal Steel or Arcelor will have the power to designate a majority of Mittal Steel’s or Arcelor’s respective boards of directors. In addition, if the level of tenders of Arcelor shares and Convertible Bonds in the Revised Offer is high, neither the Controlling Shareholder nor any other prospective shareholder of Mittal Steel will hold more than 50% of the shares of Mittal Steel.

The position taken by Mittal Steel and Arcelor in respect of the application of Article 254-A could, however, be contested by the Comissão de Valores Mobiliáros, the regulator of the Brazilian securities markets, or by minority shareholders of Arcelor Brasil or Acesita.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in Japan and The Netherlands or in any jurisdiction other than Belgium, France, Luxembourg, Spain and the United States.

Important information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed and will file important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and two supplements thereto approved by such regulators on May 31, 2006 and July 4, 2006, respectively, and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006 and four supplements thereto approved by the AFM on May 31, 2006, June 23, 2006, July 4, 2006 and July 5, 2006, respectively, and (2) with the Securities and Exchange Commission (SEC) in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer dated June 7, 2006, the Amended and Restated Exchange Offer Prospectus dated Jun 29, 2006, the Prospectus Supplement dated July 7, 2006 and related documents. Investors and

Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including any supplement thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Amended and Restated Prospectus, the Prospectus Supplement and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, and the registration statement on Form F-4, the Amended and Restated Prospectus, the Prospectus Supplement and related documents are available at the SEC’s website at www.sec.gov.

About Mittal Steel

Mittal Steel is the world’s largest and most global steel company. The company has operations in sixteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2005, Mittal Steel had revenues of US$28.1 billion and steel shipments of 49.2 million tons. The company trades on the New York Stock Exchange and Euronext Amsterdam under the ticker symbol “MT.”